Exhibit 99.1

Sogou Announces Fourth Quarter and Full Year 2019 Results

BEIJING, China, March 9, 2020 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the fourth quarter and full year, ended December 31, 2019.

Fourth Quarter 2019 Highlights

•                      Total revenues1 were $301.0 million, a 1% increase year-over-year, or a 3% increase in RMB terms.

•                      Net income attributable to Sogou Inc. was $35.0 million, a 33% increase year-over-year. Non-GAAP2 net income attributable to Sogou Inc. was $39.0 million, a 44% increase year-over-year.

•                      Sogou Mobile Keyboard had 464 million DAUs (daily average users), up 9% year-over-year. As China’s largest voice recognition app, it processed up to 802 million daily voice requests.

Full Year 2019 Highlights

•                      Total revenues were $1.17 billion, an increase of 4% year-over-year, or a 9% increase in RMB terms.

•                      Net income attributable to Sogou Inc. was $89.1 million, compared to $98.8 million in 2018. Non-GAAP net income attributable to Sogou Inc. was $105.0 million, compared to $113.0 million in 2018.

“Our business showed resilience in 2019 despite continued headwinds in the macro environment and in the online advertising industry in China,” said Xiaochuan Wang, CEO of Sogou. “Search revenue grew faster than the industry average in 2019, as we stepped up efforts to build out our content and service ecosystem. Revenues from our Recommendation Service leveraging Mobile Keyboard increased nearly 90% year-over-year in 2019. The Smart Hardware business maintained healthy growth momentum as we increasingly integrated our core AI capabilities into product upgrades. With respect to our language-centric AI technologies, we have been able to provide industry-leading solutions, including our AI-powered Vocational Avatars and Simultaneous Interpretation.”

Mr. Wang added, “The recent COVID-19 outbreak has increased user requests for reliable information and high efficiency. As a result, our Search traffic and Mobile Keyboard users reached record high levels. We also quickly mobilized our R&D and technological advantages to address the situation and facilitate the development of AI healthcare. While we expect the epidemic to have a short-term dampening impact on our results in the first quarter of 2020, we remain confident in our overall positioning with strong execution of our strategies to further unlock the potential of our core user assets.”

Joe Zhou, CFO of Sogou, said, “We are pleased to see steady progress in our fourth quarter results, despite continued pressure from external challenges. In particular, we experienced margin expansion across the board in the quarter, and our non-GAAP net income increased 44% year-over-year to $39 million. This primarily resulted from our efforts to prudently control traffic acquisition costs and to drive operational efficiencies, which we will continue as we forge ahead, particularly amidst the near-term challenging environment. We remain confident in our long-term growth prospects.”

Fourth Quarter 2019 Financial Results

Total revenues were $301.0 million, a 1% increase year-over-year.

•                      Search and search-related revenues were $274.6 million, down 1% year-over-year. However, auction-based pay-for-click services continued to increase year-over-year, accounting for 88.2% of search and search-related revenues, compared to 84.8% in the corresponding period in 2018.

•                      Other revenues were $26.4 million, a 26% increase year-over-year. The increase was primarily due to increased revenues from sales of smart hardware products.

Cost of revenues was $168.7 million, a 9% decrease year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $129.0 million, a 14% decrease year-over-year, representing 42.8% of total revenues, compared to 50.3% in the corresponding period in 2018.

Gross profit was $132.4 million, an 18% increase year-over-year. Non-GAAP gross profit was $132.6 million, a 19% increase year-over-year.

Total operating expenses were $95.0 million, a 4% decrease year-over-year.

•                      Research and development expenses were $48.7 million, a 1% increase year-over-year, representing 16.2% of total revenues, largely flat with the corresponding period in 2018.

•                      Sales and marketing expenses were $34.9 million, a 16% decrease year-over-year, representing 11.6% of total revenues, compared to 14.0% in the corresponding period in 2018. The decrease was primarily attributable to a decrease in marketing and promotional spending.

•                      General and administrative expenses were $11.3 million, a 21% increase year-over-year, representing 3.8% of total revenues, compared to 3.1% in the corresponding period in 2018. The increase was primarily due to an increase in professional fees.

Operating income was $37.4 million, a 202% increase year-over-year, compared to $12.4 million in the corresponding period in 2018. Non-GAAP operating income was $41.5 million, a 216% increase year-over-year, compared to $13.1 million in the corresponding period in 2018.

Other income, net was $0.5 million, compared to $9.6 million in the corresponding period in 2018. The decrease was primarily due to a $9.1 million impairment loss on certain equity investments of the Company in 2019.

Income tax expense was $2.0 million, compared to an income tax benefit of $3.6 million in the corresponding period of 2018.

Net income attributable to Sogou Inc. was $35.0 million, a 33% increase year-over-year, compared to net income of $26.4 million in the corresponding period in 2018. Non-GAAP net income attributable to Sogou Inc. was $39.0 million, a 44% increase year-over-year, compared to net income of $27.1 million in the corresponding period in 2018.

Basic and diluted earnings per ADS were $0.09. Non-GAAP basic and diluted earnings per ADS were $0.10.

As of December 31, 2019, the Company had cash and cash equivalents and short-term investments of $1.1 billion, compared to $1.0 billion as of December 31, 2018. Net operating cash inflow for the fourth quarter of 2019 was $52.0 million. Capital expenditures for the fourth quarter of 2019 were $9.1 million.

Full Year 2019 Financial Results

Total revenues were $1.17 billion, a 4% increase from 2018.

•                      Search and search-related revenues were $1.07 billion, a 5% increase from 2018. The increase was primarily due to growth in auction-based pay-for-click services. Auction-based pay-for-click services accounted for 88.1% of search and search-related revenues, compared to 83.8% in 2018.

•                      Other revenues were $99.1 million, compared to $101.0 million in 2018.

Cost of revenues was $738.5 million, a 6% increase from 2018. Traffic acquisition cost, a primary driver of cost of revenues, was $562.2 million, a 6% increase from 2018, representing 48.0% of total revenues, compared to 47.4% in 2018.

Gross profit was $433.8 million, a 1% increase from 2018. Non-GAAP gross profit was $434.3 million, a 1% increase from 2018.

Total operating expenses were $369.4 million, a 4% decrease from 2018.

•                      Research and development expenses were $190.4 million, a 6% decrease from 2018, representing 16.2% of total revenues, compared to 17.9% in 2018.

•                      Sales and marketing expenses were $138.3 million, a 5% decrease from 2018, representing 11.8% of total revenues, compared to 13.0% in 2018.

•                      General and administrative expenses were $40.7 million, a 7% increase from 2018, representing 3.5% of total revenues, compared to 3.4% in 2018.

Operating income was $64.4 million, a 44% increase from 2018. Non-GAAP operating income was $80.3 million, a 36% increase from 2018.

Other income, net was $21.1 million, compared to $41.5 million in 2018. The decrease was primarily due to a $17.8 million gain from one of the Company’s equity investments recognized in the third quarter of 2018.

Income tax expense was $2.7 million, compared to $1.2 million in 2018.

Net income attributable to Sogou Inc. was $89.1 million, compared to $98.8 million in 2018. Non-GAAP net income attributable to Sogou Inc. was $105.0 million, compared to $113.0 million in 2018.

Basic and diluted earnings per ADS were $0.23. Non-GAAP basic and diluted earnings per ADS were $0.27.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the fourth quarter of 2019 had been the same as it was in the fourth quarter of 2018, or RMB 6.91=$1.00, total revenues in the fourth quarter of 2019 would have been 306.3 million, or $5.2 million more than GAAP total revenues, and up 3% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Business Outlook

For the first quarter of 2020, Sogou expects total revenues to be in the range of $240 million to $260 million, representing a 5% decrease to 3% increase year-over-year, or a 1% decrease to 7% increase year-over-year in RMB terms. In developing this guidance, the Company has considered the potential impact of the COVID-19 outbreak, as well as other challenges in the macro environment and the online advertising industry. Given our Search business has navigated the situation relatively well, we expect Search to remain resilient in the first quarter.The guidance represents the Company’s current and preliminary view, which is subject to substantial uncertainty, particularly as to the development and potential impact of the COVID-19 virus in China and elsewhere.

For the first quarter 2020 guidance, the Company has adopted a presumed exchange rate of RMB7.00 = $1.00, as compared with the actual exchange rate of approximately RMB6.74 = $1.00 for the first quarter of 2019, and RMB7.03 = $1.00 for the fourth quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search; and the effects of the COVID-19 virus on the economy in China generally and on our business in particular. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30 am U.S. Eastern Time, (7:30 pm Beijing/Hong Kong time) on March 9, 2020, following this announcement of quarterly and fiscal year results.

The dial-in details for the live conference call are:

U.S. Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Hong Kong Local Toll:	+852-580-81995
International:	+1-412-317-6061
Passcode:	8746147

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until March 16, 2020:

International:	+1-412-317-0088
Passcode:	10138239

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Yadan Ouyang

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Revenues:
Search and search-related advertising revenues	$274,610	$288,234	$276,824	$1,073,173	$1,023,132
Other revenues	26,413	26,657	20,967	99,079	101,026
Total revenues	301,023	314,891	297,791	1,172,252	1,124,158
Cost of revenues (1)	168,657	189,280	186,076	738,454	693,470
Gross profit	132,366	125,611	111,715	433,798	430,688
Operating expenses:
Research and development (1)	48,725	50,031	48,284	190,402	201,739
Sales and marketing (1)	34,926	37,505	41,677	138,291	146,194
General and administrative (1)	11,300	10,705	9,376	40,670	38,072
Total operating expenses	94,951	98,241	99,337	369,363	386,005
Operating income	37,415	27,370	12,378	64,435	44,683
Interest income	540	793	1,075	4,443	8,037
Foreign currency exchange (loss)/gain(2)	(1,540)	3,198	(266)	1,849	5,725
Other income, net	527	7,648	9,627	21,126	41,489
Income before income tax expenses	36,942	39,009	22,814	91,853	99,934
Income tax expenses/(benefit)	1,953	2,365	(3,579)	2,748	1,153
Net income	34,989	36,644	26,393	89,105	98,781
Net income attributable to Sogou Inc.	$34,989	$36,644	$26,393	$89,105	$98,781
Net income attributable to ordinary shareholders	$34,989	$36,644	$26,393	$89,105	$98,781
Weighted average number of ordinary shares outstanding—basic	385,586	390,788	390,065	389,797	388,731
Weighted average number of ordinary shares outstanding—diluted	391,356	396,319	395,074	395,233	395,898
Net income per ordinary share—basic	$0.09	$0.09	$0.07	$0.23	$0.25
Net income per ordinary share—diluted	$0.09	$0.09	$0.07	$0.23	$0.25
Net income per ADS—basic	$0.09	$0.09	$0.07	$0.23	$0.25
Net income per ADS—diluted	$0.09	$0.09	$0.07	$0.23	$0.25

(1) Share-based compensation expense included in:
Cost of revenues	$255	$64	$(47)	$473	$669
Research and development	2,602	2,767	482	10,697	10,313
Sales and marketing	797	1,091	174	3,726	1,327
General and administrative	383	294	140	1,005	1,895
	$4,037	$4,216	$749	$15,901	$14,204

(2) Foreign currency exchange gain/(loss), mainly arising from our cross-border RMB-denominated intragroup loans, is a result of depreciation or appreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$142,464	$185,175
Short-term investments	995,350	851,327
Restricted cash	5,370	—
Account and financing receivables, net	131,813	142,886
Prepaid and other current assets	26,888	40,122
Due from related parties	2,837	$2,608
Total current assets	1,304,722	1,222,118
Long-term investments, net	63,345	$63,305
Fixed assets, net	110,006	147,495
Goodwill	5,534	5,625
Intangible assets, net	1,514	1,349
Deferred tax assets, net	16,306	13,793
Other assets (1)	20,975	$9,159
Total assets	$1,522,402	1,462,844
LIABILITIES
Current liabilities:
Accounts payable	$111,587	$108,679
Accrued and other short term liabilities (1)	150,275	151,399
Receipts in advance	67,902	65,324
Accrued salary and benefits	24,167	32,079
Taxes payable	76,688	60,433
Due to related parties (1)	22,594	38,425
Total current liabilities	453,213	456,339
Long-term liabilities (1)	5,686	—
Total liabilities	$458,899	$456,339

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,063,503	1,006,505
Total shareholders’ equity	1,063,503	1,006,505
Total liabilities and shareholders’ equity	$1,522,402	1,462,844

(1) The Company adopted ASU No. 2016-02, ‘‘Leases” beginning January 1, 2019.  The only major impact of the standard is that assets and liabilities for leased office space with terms of more than 12 months are recognized beginning January 1, 2019. The impact as of December 31, 2019 is approximately $13.3 million for right-of-use assets, $6.1 million for current lease liabilities and $5.7 million for long-term lease liabilities.

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2019			Three Months Ended Sep. 30, 2019			Three Months Ended Dec 31, 2018
	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP
Gross profit	$132,366	$255	$132,621	$125,611	$64	$125,675	$111,715	$(47)	$111,668

Gross margin	44%		44%	40%		40%	38%		37%

Operating expenses	$94,951	$(3,782)	$91,169	$98,241	$(4,152)	$94,089	$99,337	$(796)	$98,541

Operating income	$37,415	$4,037	$41,452	$27,370	$4,216	$31,586	$12,378	$749	$13,127

Operating margin	12%		14%	9%		10%	4%		4%

Income tax expenses/(benefit)	$1,953	$—	$1,953	$2,365	$—	$2,365	$(3,579)	$—	$(3,579)

Net income	$34,989	$4,037	$39,026	$36,644	$4,216	$40,860	$26,393	$749	$27,142

Net income attributable to Sogou Inc.	$34,989	$4,037	$39,026	$36,644	$4,216	$40,860	$26,393	$749	$27,142

Net margin attributable to Sogou Inc.	12%		13%	12%		13%	9%		9%

__________________________________________

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2019			Twelve Months Ended Dec. 31, 2018
	GAAP	Non-GAAP Adjustments (1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP
Gross profit	$433,798	$473	$434,271	$430,688	$669	$431,357

Gross margin	37%		37%	38%		38%

Operating expenses	$369,363	$(15,428)	$353,935	$386,005	$(13,535)	$372,470

Operating Profit	$64,435	$15,901	$80,336	$44,683	$14,204	$58,887

Operating margin	5%		7%	4%		5%

Income tax expense	$2,748	$—	$2,748	$1,153	$—	$1,153

Net income	$89,105	$15,901	$105,006	$98,781	$14,204	$112,985

Net income attributable to Sogou Inc.	$89,105	$15,901	$105,006	$98,781	$14,204	$112,985

Net margin attributable to Sogou Inc.	8%		9%	9%		10%

__________________________________________

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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